

July 6, 2020

To Whom It May Concern:

The Climate Reality Project is providing input to Climate Action Now in connection with the development of their Climate Action Now app which, in our estimation, could be very helpful to our mission to catalyze a global solution to the climate crisis.

The Climate Action Now app aids our mission by putting thousands of effective climate actions literally at the fingertips of users while making it easy and rewarding for them to take those actions. Further, the app will give The Climate Reality Project increased visibility into that activity so that we can better assess our effectiveness as an organization.

Just two weeks ago, the management teams of The Climate Reality Project and Climate Action met to begin planning how to integrate the app into our systems and operations. We are truly excited about this opportunity.

Once CEO Brett Walter and his team succeed in bringing the app to completion, we expect that it will be very much in the interest of The Climate Reality Project to encourage our Leadership Corps of over 20,000 activists and the hundreds of thousands of other supporters to download and utilize the Climate Action Now app.

We would appreciate any assistance you could give Climate Action Now in pursuit of its mission.

Sincerely,

Kenneth Berlin
CEO, The Climate Reality Project

555 11th Street, NW, Suite 601
Washington, DC 20004

202-567-6800

www.climaterealityproject.org